ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

ING Flexible Income

**Supplement dated October 27, 2006 to the Contract Prospectus
and Statement of Additional Information,
each dated April 28, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

Effective November 6, 2006, ING FMR^{SM} Earnings Growth Portfolio will change its name to ING FMR^{SM} Large Cap Growth Portfolio. Accordingly, effective November 6, 2006, all references to ING FMR^{SM} Earnings Growth Portfolio in the Contract Prospectus and SAI are deleted and replaced with ING FMR^{SM} Large Cap Growth Portfolio.